PreMD Inc.

4211 Yonge Street, Suite 615, Toronto, ON M2P2A9

July 26, 2007

VIA EDGAR CORRESPONDENCE & FACSIMILE (202-772-9206)

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C. 20549

Attention: Mr. David Link

Ms. Goldie B. Walker, Financial Analyst

Mr. John D. Reynolds, Assistant Director

Re:	PreMD Inc.

Registration Statement on Form F-3 (SEC File No. 333-144593)

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of PreMD Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 4:30 p.m. on July 27, 2007, or as soon as practicable thereafter.

The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Staff in meeting the timetable described above is very much appreciated.

Please call Theodore M. Grannatt, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-4410 with any comments or questions regarding the Registration Statement or this request.

Very truly yours,

/s/ Ronald Hosking
Ronald Hosking
Vice President, Finance and Chief Financial Officer

cc:	Neil H. Aronson, Esq.

Theodore M. Grannatt, Esq.